[Controladora Comercial Mexicana, S.A. de C.V. Letterhead]


January 6, 2006

Via Electronic Transmission
---------------------------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

          RE:  Controladora Comercial Mexicana, S.A. de C.V.
               Registration Statement No. 333-126940

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Controladora Comercial Mexicana, S.A. de C.V. (the "Company"), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on January 6, 2006, or as soon thereafter as it is practicable. In addition, the Company requests that the prior request to accelerate the effective date of the above-referenced Registration Statement to 10:00 a.m. EST, January 9, 2006 be withdrawn. This letter corrects and withdraws the previously submitted letter to correct a typographical error.

     The Company acknowledges that

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   CONTROLADORA COMERCIAL
                                   MEXICANA, S.A. DE C.V.



                                   By:   /s/ Francisco Martinez de la Vega
                                      ------------------------------------------
                                      Name:  Francisco Martinez de la Vega
                                      Title: Chief Financial and Administrative
                                             Officer